7/14

03024648

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Pacific Topaz Resources

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED JUL 22 2003 THOMSON FINANCIAL

FILE NO. 82- 1285 FISCAL YEAR 11-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 7/14/03

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

___ Schedule B
(place X in appropriate category)

ARIS
11-30-02

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
PACIFIC TOPAZ RESOURCES LTD.	**November 30, 2002**	**03/04/22**

ISSUER'S ADDRESS **905 West Pender Street, Suite 501**

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	**BC**	**V6C 1L6**	**604-669-5886**	**604-669-3116**

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Raymond Roland	**Director**	**604-669-5819**

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
N/A	**N/A**

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"*Ray Roland*"	**RAYMOND ROLAND**	**03/04/22**
"*James Boyce*"	**JAMES BOYCE**	**03/04/22**

(Electronic signatures should be entered in "quotations")

PACIFIC TOPAZ RESOURCES LTD.

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

November 30, 2002 and 2001

TERRY AMISANO LTD.
KEVIN HANSON, CA

AMISANO HANSON
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders,
Pacific Topaz Resources Ltd.

We have audited the consolidated balance sheets of Pacific Topaz Resources Ltd. as at November 30, 2002 and 2001 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

Vancouver, Canada
April 8, 2003

"AMISANO HANSON"
Chartered Accountants

750 WEST PENDER STREET, SUITE 604
VANCOUVER CANADA
V6C 2T7

TELEPHONE: 604-689-0188
FACSIMILE: 604-689-9773
E-MAIL: amishan@telus.net

PACIFIC TOPAZ RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
November 30, 2002 and 2001

ASSETS	2002	2001
Current		
Cash	$ 718	$ 10,783
Accounts receivable – Note 7	12,592	15,700
Prepaid expenses	171	125
	13,481	26,608
Capital assets – Note 3	14,594	20,849
Resource properties – Notes 4 and 7	180,255	338,510
	$ 208,330	$ 385,967
LIABILITIES		
Current		
Accounts payable	$ 426,369	$ 247,915
Due to related parties – Note 7	17,000	13,257
Note payable – Note 5	59,920	43,185
	503,289	304,357
Long-term debt – Note 4	175,000	175,000
	678,289	479,357
SHAREHOLDERS' DEFICIENCY		
Share capital – Note 6	3,357,311	3,357,311
Deficit	(3,827,270)	(3,450,701)
	(469,959)	(93,390)
	$ 208,330	$ 385,967

Nature and Continuance of Operations – Note 1
Commitments – Notes 4 and 6

APPROVED BY THE DIRECTORS:

"*Raymond Roland*" ______________, Director   "*James Boyce*" ______________, Director

SEE ACCOMPANYING NOTES

PACIFIC TOPAZ RESOURCES LTD.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
for the years ended November 30, 2002 and 2001

	2002	2001
General and Administrative Expenses		
Amortization	$ 6,255	$ 8,936
Automobile	3,293	1,390
Bank charges and interest	36,544	17,809
Filing fees	3,233	5,145
Management fees	30,000	30,000
Office and miscellaneous – Note 7	4,916	14,804
Professional fees	88,427	40,594
Rent	36,000	18,000
Transfer agent fees	2,398	2,591
Travel and promotion	1,993	6,574
Loss before other items	(213,059)	(145,843)
Other items:		
Interest income	-	843
Write-down of resource properties – Note 4	(163,510)	(109,783)
Net loss for the year	(376,569)	(254,783)
Deficit, beginning of the year	(3,450,701)	(3,195,918)
Deficit, end of the year	$ (3,827,270)	$ (3,450,701)
Basic and diluted loss per share	$ (0.05)	$ (0.03)

SEE ACCOMPANYING NOTES

PACIFIC TOPAZ RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended November 30, 2002 and 2001

	2002	2001
Operating Activities		
Net loss for the year	$ (376,569)	$ (254,783)
Add items not affecting cash:		
Amortization	6,255	8,936
Write-down of resource properties	163,510	109,783
	(206,804)	(136,064)
Changes in non-cash working capital items related to operations:		
Accounts receivable	3,108	83,497
Prepaid expenses	(46)	1,272
Accounts payable	178,454	(12,918)
Due to related parties	3,743	-
	(21,545)	(64,213)
Investing Activity		
Increase in resource properties	(5,255)	(70,949)
Financing Activities		
Decrease in long-term debt	-	(55,000)
Notes payable	16,735	2,796
	16,735	(52,204)
Decrease in cash during the year	(10,065)	(187,366)
Cash, beginning of the year	10,783	198,149
Cash, end of the year	$ 718	$ 10,783
Supplemental disclosure of cash flow information:		
Cash paid for:		
Interest	$ -	$ -
Income Taxes	$ -	$ -

Non-cash Transaction – Note 8

SEE ACCOMPANYING NOTES

Note 1 Nature and Continuance of Operations

The Company is a public company incorporated under the Company Act of British Columbia and is in the business of acquiring, exploring and evaluating mineral resource properties or developing these properties further or disposing of them when the evaluation is completed. At November 30, 2002 the company is in the development stage and is in the process of exploring its resource properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

The recoverability of amounts shown for resource properties and related deferred exploration expenses is dependent upon the discovery of economically recoverable reserves and confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to satisfy the expenditure requirements and to complete the development of properties and upon future profitable production or proceeds from the disposition thereof.

The financial statements have been prepared using Canadian generally accepted accounting principles applicable for a going concern which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business. As at November 30, 2002, the Company had a working capital deficiency of $489,808 and accumulated losses of $3,827,270. Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Note 2 Summary of Significant Accounting Policies

Management has prepared the financial statements of the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial statement in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, 603487 B.C. Ltd. and wholly-owned inactive subsidiary, Ballad Investments Ltd. All inter-company accounts have been eliminated.

Note 2 Summary of Significant Accounting Policies - (cont'd)

(b) Capital Assets

Capital assets are recorded at cost. The Company provides for amortization over their estimated lives using the declining balance method at the annual rate of 30%.

(c) Resource Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

(d) Loss Per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

Note 2 Summary of Significant Accounting Policies - (cont'd)

(e) Stock-based Compensation Plan

The Company has a share purchase option plan, which is described in Note 6. The Company applies the "settlement method" of accounting for stock-based compensation awards. No compensation expense is recognized for this plan when shares or share purchase options are issued to employees or directors. Any consideration paid by employees or directors on the exercise of share purchase options or purchase of shares is credited to share capital.

(f) Financial Instruments

The carrying value of the Company's financial instruments, consisting of cash, accounts receivable, accounts payable, due to related parties and note payable approximate fair value because of the short-term maturity of those instruments. The carrying value of long-term debt also approximates its fair value. Unless otherwise stated, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

(g) Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

Note 3 Capital Assets

	November 30, 2002			2001
	Cost	Accumulated Amortization	Net	Net
Automobile	$ 34,167	$ 19,937	$ 14,230	$ 20,329
Computer equipment	1,247	883	364	520
	$ 35,414	$ 20,820	$ 14,594	$ 20,849

Note 4 Resource Properties

		November 30, 2002	2001
Acquisition Costs			
Nugget Queen claim group	Cash	$ 175,000	$ 175,000
Bo Lake claim group	Cash	-	25,000
	Shares	-	40,000
		175,000	240,000
Deferred Exploration Costs			
Nugget Queen claim group		5,255	-
Bo Lake claims group		-	98,510
		5,255	98,510
		$ 180,255	$ 338,510

Nugget Queen Claim Group

By a property purchase agreement dated April 29, 1999 and amended April 2002, the Company acquired a 100% undivided interest in 24 contiguous mineral claims located in the Vancouver Mining Division of British Columbia for the following consideration:

i) Common Shares

Issuance of 100,000 common shares of the Company for a value of $29,000.

ii) Cash

Payment of $207,500 to the vendor as follows:

i) $57,500 (paid); and

ii) $175,000 by May 1, 2004 (disclosed as long-term debt for the year ended November 30, 2002).

Note 4 Resource Properties – (cont'd)

Nugget Queen Claim Group – (cont'd)

iii) Work Commitment

Incurring $200,000 in exploration expenditures by May 1, 2005:

This agreement is subject to a 2.5% net smelter return royalty.

During the year ended November 30, 2001, the Company recorded a loss on write-down of $109,781 on these mineral claims.

Bo Lake Claim Group

By a property option agreement dated October 19, 2000, the Company acquired the right to earn up to a 50% interest in 109 mineral claims located approximately 90 miles Northwest of Thunder Bay, Ontario. Pursuant to this agreement, the Company issued 100,000 common shares of the Company valued at $40,000, paid $25,000 cash and incurred $98,510 in exploration costs. The Company abandoned the mineral claims and incurred a write-down of $163,510 during the year ended November 30, 2002.

Note 5 Notes Payable

	2002	2001
Note payable, unsecured, bearing interest at prime plus 2% compounded quarterly and payable on demand.	$ 45,920	$ 43,185
Notes payable, unsecured, bearing interest at 10% per annum and payable on demand.	14,000	-
	$ 59,920	$ 43,185

Note 6 Share Capital

(a) Authorized:

100,000,000 common shares without par value

(b) Issued:	Number	$
Balance, November 30, 2000	7,381,413	3,317,311
For acquisition of resource property	100,000	40,000
Balance, November 30, 2001 and 2002	7,481,413	3,357,311

(c) Commitments

Share Purchase Warrants

At November 30, 2001, the company had 1,586,484 share purchase warrants entitling the holders thereof the right to purchase one additional common share for each warrant held. During the year ended November 30, 2002 these warrants expired without being exercised.

Stock-based Compensation Plan

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

A summary of the status of the stock option plan as of November 30, and changes during the years ended on those dates is presented below:

	November 30, 2002		November 30, 2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	542,159	$0.43	542,159	$0.43
Expired	(542,159)	$0.43	-	-
Outstanding at end of year	-	-	542,159	$0.43

(d) Escrow

At November 30, 2002, 87,499 common shares are held in escrow by the Company's transfer agent. The release of these shares is subject to regulatory approval.

Note 7 Related Party Transactions

At November 30, 2002, accounts receivable includes $NIL (2001: $10,000) due from a director and a company with a common director.

Due to related parties of $17,000 (2001: $13,257) are owing to directors of the Company or a company with a common director with no stated interest or repayment terms.

On October 19, 2000, the Company entered into a property option agreement to acquire a 50% interest in the Bo Lake Claim Group, with a company with a common director. These claims have been abandoned (Note 4).

Note 8 Non-cash Transaction

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statement of cash flows. The following transaction has been excluded from the statement of cash flows:

During the year ended November 30, 2001, the Company issued 100,000 common shares valued at $40,000 in respect to a resource property acquisition.

Note 9 Corporate Income Tax Loss Carry-Forwards

Future income tax assets and liabilities are recognized for temporary differences between the carrying amount of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

Significant components of the Company's future income tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

		2002		2001
Future income tax assets				
Net tax losses carried forward	$	512,028	$	454,482
Exploration and development expenses		611,416		609,314
		1,123,444		1,063,796
Valuation allowance for future income tax assets		(1,123,444)		(1,063,796)
	$	-	$	-

The Company has recorded a valuation allowance against its future income tax assets based on the extent to which it is not more-likely-than-not that sufficient taxable income will be realized during the carry-forward periods to utilize all the future tax assets.

Note 9 Corporate Income Tax Loss Carry-Forwards – (cont'd)

At November 30, 2002, the Company has accumulated non-capital losses totalling $1,280,071, which are available to offset future year's taxable income. These losses expire as follows:

2003	$	142,334
2004		167,316
2005		210,743
2006		207,986
2007		218,426
2008		136,064
2009		197,202
	$	1,280,071

The Company has accumulated net capital losses of $49,733, which are available to offset future year's taxable capital gains.

The Company has accumulated Canadian exploration and development expenses of $1,528,539, which may be applied to offset future year's taxable income at various rates per year.

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF:

______ Schedule A

X Schedule B

(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
PACIFIC TOPAZ RESOURCES LTD.	**November 30, 2002**	**03/04/22**

ISSUER'S ADDRESS **905 West Pender Street, Suite 501**

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	**BC**	**V6C 1L6**	**604-669-5886**	**604-669-3116**

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Raymond Roland	**Director**	**604-669-5819**

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
N/A	**N/A**

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"*Ray Roland*"	**RAYMOND ROLAND**	**03/04/22**
"*James Boyce*"	**JAMES BOYCE**	**03/04/22**

(Electronic signatures should be entered in "quotations")

PACIFIC TOPAZ RESOURCES LTD.
YEAR END REPORT – FORM 51
for the year ended November 30, 2002

Schedule A. Financial Statements
– See consolidated financial statements attached

Schedule B. Supplementary Information

1. Analysis of expenses and deferred exploration costs

General and administrative expenses
– See consolidated financial statements attached

Acquisition and Deferred exploration costs	Nugget Queen Claims	Bo Lake Claims	Total
Balance, November 30, 2001	$ 175,000	$ 163,510	$ 338,510
Acquisition costs			
Cash	-	-	-
Shares	-	-	-
	-	-	-
Deferred exploration costs			
Geological consulting and fees	5,255	-	5,255
	5,255	-	5,255
Write-down	-	(163,510)	(163,510)
Balance, November 30, 2002	$ 180,255	$ -	$ 180,255

2. Related party transactions:
– See Note 7 to the consolidated financial statements attached

3 Summary of securities issued and options granted during the period:

a) Common shares issued during the period: Nil

b) Summary of options granted: Nil

4. Summary of securities as at the end of the reporting period:

   a) Description of authorized share capital including number of shares for each class
      – See Note 6 to the consolidated financial statements

   b) Number and recorded value for shares issued and outstanding
      – See Note 6 to the consolidated financial statements

   c) Description of options, warrants and convertible securities outstanding including number or amount exercise or conversion price and expiry date, and any recorded value
      – See Note 6 to the consolidated financial statements

   d) Number of shares in each class of shares subject to escrow or pooling agreements
      – See Note 6 to the consolidated financial statements

5. List the names of the directors and officers: Marvin Palmer, President and Director
   James Boyce, Director
   Neil Palmer, Secretary and Director
   John Rizzuti, Director
   Raymond Roland, Director

Schedule C Management Discussion
– See attached

PACIFIC TOPAZ RESOURCES LTD.
YEAR END REPORT – FORM 51
for the year ended November 30, 2002

Schedule C. Management Discussion

Nature of Business

Pacific Topaz is a venture capital company with a mineral exploration business. Pacific Topaz is exploring for gold/silver on its Queen Nugget Gold/Silver claims. All of the Company's mineral property interests are in the exploration stage and there is no current operating income or cash flow. The Company relies on the sale of its securities either by way of private placement or brokered financing to fund its property acquisitions and exploration programs.

The Company also continues to review business opportunities outside the resource sector in particular the entertainment industry including all facets of the production and distribution of entertainment related products and their Internet applications.

Results of Operations

Pacific Topaz incurred a net loss of $376,569 for the year ended November 30, 2002 as compared to a loss of $254,783 for the comparative year ending November 30, 2001. Included in this loss is $163,510 (2001; $109,783) for resource properties write off. The increase in expenses from the prior year was due mainly to increases in office, administrative expenses, professional fees and costs associated with review of business opportunities.

Resource Property Interests

Queen Nugget Gold/Silver Property, British Columbia, Canada.

Pacific Topaz holds an option agreement whereby it may acquire a 100% interest, subject to a 2.5% net smelter return royalty, in two mineral claims known as the Queen-Nugget Gold/Silver Claims. The Queen-Nugget claims are located approximately 35 kilometres Northeast of Port Hardy, British Columbia in a favourable geologic environment for quartz vein hosted gold deposits. Pacific Topaz continues to explore this property for gold/silver.

The Company has re-negotiated the terms of the option agreement and has received a deferment of obligations while resource markets recover. To earn a 100% interest in the claims, Pacific Topaz issued 100,000 shares in its capital stock, and was required to pay $207,500 ($175,000 still owing) over two years and incur exploration expenditures on the claims of at least $400,000 over 3.5 years. The renegotiated terms require the remaining $175,000 to be paid by May 2004 and exploration expenditures of $200,000 to be incurred by May 2005.

Bo Lake Platinum/Palladium Property

By a property option agreement dated October 19, 2000, the company acquired the right to earn up to a 50% interest in 109 mineral claims from Buck Lake Ventures Ltd. The Bo Lake Property is located approximately 90 miles northwest of Thunder Bay, Ontario near the Lac des Isles platinum/palladium mines owned by North American Palladium. Due to exploration results, subsequent to November 30, 2002 Topaz terminated its option on Buck Lake's Bo Lake property effective April 8, 2003 and wrote off the Bo Lake Property.

Investor Relation Activities

No investor relation activities were undertaken by or on behalf of the Company during the period.

Outlook

Pacific Topaz plans to increase exploration activity at the Queen Nugget Gold/Silver Property.